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                          March 13, 2023

       Joseph Hernandez
       Chief Executive Officer
       Blue Water Vaccines Inc.
       201 E. Fifth Street, Suite 1900
       Cincinnati, Ohio 45202

                                                        Re: Blue Water Vaccines
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 9, 2023
                                                            File No. 333-270383

       Dear Joseph Hernandez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jessica Yuan, Esq.